Free Writing Prospectus
Filed pursuant to Rule 433(f)
Registration Statement No. 333-157560
Dated June 10, 2009

Commerce Bancshares, Inc.
Free Writing Prospectus Published or Distributed by Media

On June 5, 2009, the print edition and online publication of the St. Louis Business Journal each published an identical article concerning Commerce Bancshares, Inc. (the “Company”).  The full text of the online and print article is reproduced below.

The article published by the St. Louis Business Journal’s online and print publications was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by this publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. Clark or Mr. Kemper, or derived from the Company’s public filings with the SEC, the article represented the author’s opinion and the opinion of others, which are not endorsed or adopted by the Company.

You should consider statements in the article or contained herein only after carefully evaluating all of the information in the Company’s registration statement on Form S-3 (File No. 333-157560), which the Company filed with the SEC on February 27, 2009, and in the related prospectus supplement dated February 27, 2009, including the risks described therein and in the Company’s Annual Report on Form 10-K filed on February 26, 2009 and the other documents incorporated by reference into such registration statement.

We note that the article includes a statement that the Company’s tangible capital ratio of 8.2% is the highest among the top 50 U.S. banks.   For purposes of correction and clarification, the Company’s tangible capital ratio was the second highest among the top 50 U.S. banks as of December 31, 2008.  Also, we note that the article includes the following statement attributable to Mr. Clark: “[the Company is] the largest bank by market capitalization that said no to [Troubled Asset Relief Program (TARP)] money.”  For purposes of clarification, as of December 31, 2008, Commerce was the largest bank by market capitalization that did not take any TARP money.

Forward Looking Information

This free writing prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include future financial and operating results, expectations, intentions and other statements that are not historical facts. Such statements are based on current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

Full Text of June 5, 2009 St. Louis Business Journal Article (print and online version)

St. Louis Business Journal

Friday, June 5, 2009

St. Louis Business Journal 2009 CFO Awards: Public Companies

St. Louis Business Journal - by Greg Edwards

Winner

A. Bayard Clark

Commerce Bank

No one ever said bankers are boring and predictable. OK, maybe they did, but they were wrong. Consider A. Bayard Clark.

After 37 years in banking, 33 of them at Commerce Bank, and the last 13 as chief financial officer, Clark is retiring. So far, so predictable.

But how about this: He has never taken a business or accounting course. He has a law degree and he’s about to complete a Ph.D. in American Studies, both from Saint Louis University. At age 63, he is planning to launch a second career, as a college teacher.

“I’m a reluctant participant,” Clark said, trying to sound predictably boring, when contacted about this Business Journal honor. “We have a philosophy at Commerce of letting the numbers speak for themselves.”

And speak they do. During his tenure as CFO, the bank’s assets almost doubled, from $9.6 billion to $18 billion. Since 1987, he has been a point man in Commerce’s more than 40 bank acquisitions.

Total return on Commerce stock was a relatively strong 5 percent in 2008, one of the most difficult times in the banking industry.

Commerce ranked seventh among the top 150 publicly traded bank companies in the U.S., according to Bank Director magazine’s 2008 Bank Performance Scorecard, measuring profitability, capital adequacy and asset quality. It was recently named the best retail bank in the Midwest by J.D. Powers.

Clark is especially proud of Commerce’s refusal to take government money under the Troubled Asset Relief Program (TARP). “We are the largest bank by market capitalization that said no to TARP money,” he said.

Clark recounted a conversation he had with David Kemper, president and chief executive of Commerce Bancshares Inc. “We were getting significant pressure from Treasury to take TARP money. But David Kemper and I kept asking ourselves, ‘Why should we?’ We are well capitalized.” Its tangible capital ratio, a key strength measure, of 8.2 percent is the highest among the top 50 U.S. banks.

“Commerce Bancshares’ stock has outperformed the NASDAQ Bank Index by 26 percent over the last two years in a very difficult economic environment,” Kemper said. “I attribute a good deal of our success in a very difficult economic environment to Bayard’s keen intellect, healthy skepticism, and instinctive understanding of financial risk.”

Clark said the last two years have been particularly trying for all bankers, but especially for community banks such as Commerce that remained true to traditional banking practices. “Banker bashing has become very vogue, but all banks are not made alike,” he said.

The go-go times of the previous 10 years set unrealistic expectations for borrowers and for too many lenders. And, Clark said, it’s as important to know how to say no as it is to say yes. “It’s easy to be popular in banking by saying yes all the time. Our goal has been to be there in good times and bad.”

Clark is originally from western North Carolina and earned a bachelor’s degree in American history at the University of North Carolina at Chapel Hill. He started law school at Emory University in Atlanta but spent his savings and came to St. Louis when his first wife and two young children were hospitalized with Hong Kong flu. “I needed a job.”

He landed in a training program at Boatmen’s Bank and eventually was recruited to Commerce, where he became president of the University City branch at age 32.

Clark will step down as CFO on July 1 and will remain as executive vice president until January. His successor is Charles Kim, director of corporate retail and executive vice president.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any agent participating in the offering will arrange to send you the prospectus if you request it by calling (816) 234-2000.